PROMISSORY
NOTE

AMOUNT: $300,000 **DATE: May, 21st 2012**

FOR VALUE RECEIVED, Rio Bravo Oil, Inc. ("Borrower") hereby promises to pay to the order of Virtus Trust Limited as Trustee of the Hillside Ventures Investments Trust B or assignee ("Lender") the principal sum of **Three Hundred Thousand ($300,000) DOLLARS.** Payment in full, plus accrued interest at the rate of six percent (6%) per annum shall be made in lawful money of the United States, at the principal address of Lender, or such other place as the holder of this Note may designate upon the earlier of December 31, 2012 OR when the company raises an additional minimum of One Million Five Hundred Thousand Dollars ($1,500,000) after the execution of this instrument.

Borrower shall have the privilege without premium or penalty, at any time and from time to time, of prepaying this Note in whole or in part.

No partial prepayment shall postpone or interrupt the payment of the remaining principal balance, all of which shall continue to accrue interest at the rate provided for herein and be due and payable at the time and the manner set forth above.

Borrower agrees that a default shall occur hereunder in the event that payment is not made by the earlier of December 31, 2012 or upon the company having raised an additional minimum of One Million Five Hundred Thousand Dollars ($1,500,000) after the execution of this instrument and such default continues for a period of ten (10) days from the date set forth. After the expiration of such ten (10) day period interest shall accrue on the unpaid balance due hereunder at a rate of twelve percent (12%) per annum, together with attorneys' fees for collection and payment of the same, which sums may be enforced and recovered by the entry of judgment on this.

Borrower (and all endorsers, sureties and guarantors) waives presentment for payment, demand, notice of demand, notice of nonpayment or dishonor, protest and notice of protest of this Note, and all other notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note; liability hereunder shall be unconditional and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by Lender.

Borrower shall pay the cost of any revenue, tax or other stamps now or hereafter required by law at any time to be affixed to this Note or any security documents executed in conjunction herewith, and if any taxes be imposed with respect to debts secured by any such security documents or with respect to notes evidencing debts so secured Borrower agrees to pay or to reimburse Lender upon demand the amount of such taxes.

The words "Lender" and "Borrower" whenever occurring herein shall be deemed and construed to include their respective successors and assigns of Lender and Borrower.

This instrument shall be construed according to and governed by the laws of the State of Nevada, USA. Any action upon or in connection with this Note may be brought in any of the courts of the State of Nevada.

A failure of Borrower to receive a principal deposit from the Lender in the amount of this Promissory Note, within 5 days of execution of this instrument, shall void this Promissory Note.

The undersigned represents and warrants that he has authority to enter into this Note on behalf of Borrower and that this Note is a lawful, binding and enforceable obligation of Borrower.

IN WITNESS WHEREOF, Borrower has duly executed this Promissory Note under seal the day and year first above mentioned.

Rio Bravo Oil, Inc.

By_________________________
Carlos E. Buchanan, II
CFO